Form 40-F
period 2022-12-31
Osisko Development Corp.
filed 2023-04-03
CIK 1431852

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

Commission File Number 001-41369

OSISKO DEVELOPMENT CORP.

(Exact name of registrant as specified in its charter)

Canada	1040	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1100 Avenue des Canadiens-de-Montréal,

Suite 300

Montréal, Québec

H3B 2S2

416-464-4067

(Address and telephone number of registrant's principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:
Common Shares, no par value	ODV	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 75,629,850

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein and in the exhibits hereto, the information presented in this Annual Report on Form 40-F, including the exhibits hereto (collectively, the “Form 40-F”) constitutes forward-looking information within the meaning of applicable securities laws (collectively, “Forward-Looking Information”) concerning the business, operations, plans and financial performance and condition of the Registrant. Often, but not always, Forward-Looking Information can be identified by words such as "plans", "expects", "may", "should", "could", "will", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Registrant to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others, the terms for an availability of future cash financing, actual operating cash flows, operating costs, free cash flows, mineral resources, total cash, transaction costs, and administrative costs of the Registrant differing materially from those anticipated; project infrastructure requirements and anticipated processing methods, exploration expenditures differing materially from those anticipated; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; inability to recruit or retain management and key personnel; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks or capital requirements and operating risks associated with the operations or an expansion of the operations, dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Registrant; impact of the COVID-19 pandemic; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labor disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading “Risk Factors” in the Registrant’s annual information form for the year ended December 31, 2022; and other risks, including those risks set out in the continuous disclosure documents of the Registrant, which are available on the System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com) and on EDGAR (www.sec.gov) under the issuer profile of the Registrant.

In addition, Forward-Looking Information in this Form 40-F is based on certain assumptions and involves risks related to the business of the Registrant. Forward-Looking Information contained in this Form 40-F is based on certain assumptions, including, but are not limited to, interest and exchange rates; the price of gold, copper and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Registrant.

Although the Registrant has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in Forward-Looking Information in this Form 40-F, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on Forward-Looking Information in this Form 40-F. All of the Forward-Looking Information in this Form 40-F is qualified by these cautionary statements.

Certain Forward-Looking Information and other information contained in this Form 40-F concerning the mining industry and the expectations of the Registrant concerning the mining industry and the Registrant are based on estimates prepared by the Registrant using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Registrant believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Registrant is not aware of any misstatement regarding any industry data presented in this Form 40-F, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned not to place undue reliance on Forward-Looking Information. The Registrant does not undertake any obligation to update any of the Forward-Looking Information in this Form 40-F, except as required by law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to auditing and independence standards in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) and Public Company Accounting Oversight Board.

The Registrant is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. As such, the information incorporated by reference in this Form 40-F concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Commission.

INCORPORATED DOCUMENTS

Annual Information Form

The Registrant's Annual Information Form (“AIF”) is filed as Exhibit 99.1 to this Form 40-F.

Audited Annual Financial Statements

The Registrant's consolidated financial statements and the Report of Independent Registered Public Accounting Firm (PCAOB ID No. 271) thereon are filed as Exhibit 99.2 to this Form 40-F.

Management's Discussion and Analysis

The Registrant's management's discussion and analysis (“MD&A”) is filed as Exhibit 99.3 to this Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The information relating to the Registrant's disclosure controls and procedures is included under the heading “Disclosure Controls, Procedures and Internal Controls over Financial Reporting (ICFR)” in the MD&A, which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant is not required to provide, and has not provided, a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the Commission for newly listed companies.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Registrant’s independent auditor is not required to provide, and has not provided, an attestation report on the Registrant’s internal control over financial reporting due to a transition period established by rules of the Commission for newly listed companies.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

The required disclosure is included under the heading “Disclosure Controls, Procedures and Internal Controls over Financial Reporting (ICFR)” in the MD&A, which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2022.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Board has determined that David Danziger is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the NYSE corporate governance standards applicable to the Company.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.

CODE OF ETHICS

The Registrant has adopted a written Code of Ethics (the “Code”) that is applicable to all employees, contractors, consultants, officers and directors of the Registrant.

All amendments to the Code, and all waivers of the Code with respect to any of the senior officers covered by it, which waiver may be made only by the Board of Directors in respect of senior officers, will be disclosed as required. The Registrant's Code is located on its website at https://osiskodev.com/about/#governance. Information contained in or otherwise accessible through the Registrant's website does not form part of this Form 40-F, and is not incorporated into this Form 40-F by reference.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees paid to the independent registered public accounting firm are included under the heading “Audit and Risk Committee – External Auditor Service Fees” in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The Registrant's audit and risk committee has adopted a pre-approval policy. Under this policy, audit and non-audit services will be presented to the audit and risk committee for pre-approval. The Registrant did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during the year ended December 31, 2022.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

IDENTIFICATION OF THE AUDIT AND RISK COMMITTEE

The Registrant's Board of Directors has a separately designated standing Audit and Risk Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The required disclosure is included under the headings “Audit and Risk Committee – Audit and Risk Committee Members” in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

CORPORATE GOVERNANCE

The Registrant's common shares are listed on the TSX Venture Exchange (“TSXV”) and the New York Stock Exchange (“NYSE”) and the Registrant complies with the corporate governance requirements of the TSX and NYSE, as they relate to the Registrant. As a foreign private issuer, the Registrant is permitted, by the NYSE, not to comply with certain of the NYSE's corporate governance rules. A description of the significant ways in which the Registrant's governance practices differ from those followed by domestic companies pursuant to NYSE standards can be found on the Registrant's website at https://osiskodev.com/investors/#nyse. Information contained in or otherwise accessible through the Registrant's website does not form part of this Form 40-F, and is not incorporated into this Form 40-F by reference.

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.33, incorporated herein.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSISKO DEVELOPMENT CORP.

/s/ Alexander Dann
Name:	Alexander Dann
Title:	Chief Financial Officer and VP Finance

Date: March 31, 2023

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibits	Documents

99.1	Annual Information Form for the fiscal year ended December 31, 2022

99.2	Consolidated Financial Statements for the years ended December 31, 2022 and 2021 and independent registered public accounting firm's report thereon

99.3	Management's Discussion and Analysis for the year ended December 31, 2022

99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Carl Pelletier, P.Geo

99.10	Consent of Colin Hardie, P. Eng.

99.11	Consent of Mathieu Belisle, P.Eng.

99.12	Consent of Katherine Mueller, P. Eng.

99.13	Consent of John Cunning, P. Eng.

99.14	Consent of Paul Gauthier, P. Eng.

99.15	Consent of Aytaç Göksu, P. Eng.

99.16	Consent of Saileshkumar Singh, P. Eng.

99.17	Consent of Éric Lecomte, P. Eng.

99.18	Consent of Vincent-Nadeau Benoit, P. Geo.

99.19	Consent of Jean-François Maillé, P. Eng.

99.20	Consent of Keith Mountjoy, P. Geo.

99.21	Consent of Michelle Liew, P. Eng.

99.22	Consent of David Willms, P. Eng.

99.23	Consent of Timothy Coleman, P. Eng.

99.24	Consent of Thomas Rutkowski, P. Eng.

99.25	Consent of Laurentius Verburg, P. Geo.

99.26	Consent of William J. Lewis, P.Geo.

99.27	Consent of Ing. Alan J San Martin, MAusIMM (CP)

99.28	Consent of Richard Gowans, P. Eng.

99.29	Consent of Dr. R. Nick Gow, MMSA(QP)

99.30	Consent of Rodrigo Calles-Montijo, CPG

99.31	Consent of Maggie Layman, P. Geo.

99.32	Consent of Francois Vézina, P. Eng., MBA

99.33	Mine Safety Disclosure

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)