Form 40-F
period 2023-12-31
Osisko Development Corp.
filed 2024-03-29
CIK 1431852

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023

Commission File Number 001-41369

OSISKO DEVELOPMENT CORP.

(Exact name of registrant as specified in its charter)

Canada	1040	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1100 Avenue des Canadiens-de-Montréal,

Suite 300

Montréal, Québec

H3B 2S2

514-940-0685

(Address and telephone number of registrant’s principal executive offices)

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 84,102,240

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

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

☐

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein and in the exhibits hereto, the information presented in this Annual Report on Form 40-F, including the exhibits hereto (collectively, the “Form 40-F”) constitutes forward-looking information within the meaning of applicable securities laws (collectively, “Forward-Looking Information”) concerning the business, operations, plans and financial performance and condition of the Registrant. Often, but not always, Forward-Looking Information can be identified by words such as “plans”, “expects”, “may”, “should”, “could”, “will”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Registrant to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others: the risks relating to mineral exploration, development and operations; industry conditions; uncertainty of mineral resource and mineral estimates; negative operating cash flows; financing risks and additional financing; the ability of the Corporation to meet its financial obligations as they become due; actual operating cash flows, operating costs, free cash flows, total cash, transaction costs, and administrative costs of the Registrant differing materially from those anticipated; failure to obtain licenses, approvals or permitting in a timely manner (or at all); risks relating to project infrastructure requirements and anticipated processing methods, exploration expenditures differing materially from those anticipated; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry risks relating to foreign operations and enforcement of judgements; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; inability to recruit or retain management and key personnel; adequacy and access to required infrastructure, equipment and supplies; unanticipated environmental impacts on operations; market prices; operating risks associated with the operations or an expansion of the operations; cybersecurity threats and technological risks; foreign operations risk; impact of any litigation; risks relating to significant shareholder control; dilution due to future equity financings; fluctuations in precious or base metal prices and currency exchange rates; uncertainty relating to future production and cash resources; anticipated timing of events, developments and milestones at the Registrant’s properties; inflation; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Registrant; risks relating to climate change; outbreak of diseases and public health crises; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading “Risk Factors”; and other risks, including those risks set out in the continuous disclosure documents of the Registrant, which are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Registrant’s issuer profiles.

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

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and the audit is subject to auditing and independence standards in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) and Public Company Accounting Oversight Board.

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

INCORPORATED DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form (“AIF”) is filed as Exhibit 99.1 to this Form 40-F.

Audited Annual Financial Statements

The Registrant’s consolidated financial statements and the Report of Independent Registered Public Accounting Firm (PCAOB ID No. 271) thereon are filed as Exhibit 99.2 to this Form 40-F.

Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 to this Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The information relating to the Registrant’s disclosure controls and procedures is included under the heading “Disclosure Controls, Procedures and Internal Controls over Financial Reporting (ICFR)” in the MD&A, which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Registrant’s internal control over financial reporting process is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles.

Because of its inherent limitations, the internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Registrant’s internal controls over financial reporting as of the end of the Registrant’s last fiscal year, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Registrant’s internal control over financial reporting was effective as of the end of the Registrant’s last fiscal year.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Under the Jumpstart Our Business Startups Act (“JOBS Act”), emerging growth companies (as defined in the JOBS Act) are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires an issuer to provide an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in its annual report. The Registrant qualified as an emerging growth company as of December 31, 2023 and, consequently, this Form 40-F does not include an attestation report of the Registrant’s independent auditor on the effectiveness of its internal control over financial reporting.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

The required disclosure is included under the heading “Disclosure Controls, Procedures and Internal Controls over Financial Reporting (ICFR)” in the MD&A, which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2023.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Board has determined that David Danziger is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the NYSE corporate governance standards applicable to the Registrant.

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

CODE OF ETHICS

The Registrant has adopted a written Code of Ethics (the “Code”) that is applicable to all employees, third-party, consultants, officers and directors of the Registrant.

All amendments to the Code, and all waivers of the Code with respect to any of the senior officers covered by it, which waiver may be made only by the Board of Directors in respect of senior officers, will be disclosed as required. The Registrant’s Code is located on its website at https://osiskodev.com/about/#governance. Information contained in or otherwise accessible through the Registrant’s website does not form part of this Form 40-F, and is not incorporated into this Form 40-F by reference.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees paid to the independent registered public accounting firm are included under the heading “Audit and Risk Committee – External Auditor Service Fees” in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The Registrant’s audit and risk committee has adopted a pre-approval policy. Under this policy, audit and non-audit services will be presented to the audit and risk committee for pre-approval. The Registrant did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during the year ended December 31, 2023.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

IDENTIFICATION OF THE AUDIT AND RISK COMMITTEE

The Registrant’s Board of Directors has a separately designated standing Audit and Risk Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The required disclosure is included under the headings “Audit and Risk Committee – Audit and Risk Committee Members” in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

CORPORATE GOVERNANCE

The Registrant’s common shares are listed on the TSX Venture Exchange (“TSXV”) and the New York Stock Exchange (“NYSE”) and the Registrant complies with the corporate governance requirements of the TSXV and NYSE, as they relate to the Registrant. As a foreign private issuer, the Registrant is permitted, by the NYSE, not to comply with certain of the NYSE’s corporate governance rules. A description of the significant ways in which the Registrant’s governance practices differ from those followed by domestic companies pursuant to NYSE standards can be found on the Registrant’s website at https://osiskodev.com/investors/#nyse. Information contained in or otherwise accessible through the Registrant’s website does not form part of this Form 40-F, and is not incorporated into this Form 40-F by reference.

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

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibits	Documents

97	Policy of Recovery on Incentive Compensation (Clawback Policy)

99.1	Annual Information Form for the fiscal year ended December 31, 2023

99.2	Consolidated Financial Statements for the years ended December 31, 2023 and 2022 and independent registered public accounting firm’s report thereon

99.3	Management’s Discussion and Analysis for the year ended December 31, 2023

99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Carl Pelletier, P.Geo

99.10	Consent of Colin Hardie, P. Eng.

99.11	Consent of Mathieu Belisle, P.Eng.

99.12	Consent of Katherine Mueller, P. Eng.

99.13	Consent of John Cunning, P. Eng.

99.14	Consent of Paul Gauthier, P. Eng.

99.15	Consent of Aytaç Göksu, P. Eng.

99.16	Consent of Saileshkumar Singh, P. Eng.

99.17	Consent of Éric Lecomte, P. Eng.

99.18	Consent of Vincent-Nadeau Benoit, P. Geo.

99.19	Consent of Jean-François Maillé, P. Eng.

99.20	Consent of Keith Mountjoy, P. Geo.

99.21	Consent of Michelle Liew, P. Eng.

99.22	Consent of David Willms, P. Eng.

99.23	Consent of Timothy Coleman, P. Eng.

99.24	Consent of Thomas Rutkowski, P. Eng.

99.25	Consent of Laurentius Verburg, P. Geo.

99.26	Consent of William J. Lewis, P.Geo.

99.27	Consent of Ing. Alan J San Martin, MAusIMM (CP)

99.28	Consent of Richard Gowans, P. Eng.

99.29	Consent of Maggie Layman, P. Geo.

99.30	Mine Safety Disclosure

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSISKO DEVELOPMENT CORP.

/s/ Alexander Dann
Name:	Alexander Dann
Title:	Chief Financial Officer and VP Finance

Date: March 28, 2024