Form 40-F
period 2025-12-31
Osisko Development Corp.
filed 2026-03-30
CIK 1431852

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

Commission File Number 001-41369

OSISKO DEVELOPMENT CORP.

(Exact name of registrant as specified in its charter)

Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

1100 Avenue des Canadiens-de-Montréal,

Suite 300

Montréal, Québec

H3B 2S2

514-940-0685

(Address and telephone number of Registrant's principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005
(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”):

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:
Common Shares, no par value	ODV	New York Stock Exchange
Warrants to purchase one Common Share, each whole warrant exercisable for one Common Share at an exercise price of $10.70 per Common Share	ODVWZ	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 255,069,516

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

☐

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein and in the exhibits hereto, the information presented in this Annual Report on Form 40-F, including the exhibits hereto (collectively, the “Form 40-F”), constitutes forward-looking information and forward-looking statements within the meaning of applicable securities laws (forward-looking information and forward-looking statements being collectively referred to as “Forward-Looking Information”) concerning the business, operations, plans and financial performance and condition of the Registrant. Often, but not always, Forward-Looking Information can be identified by words such as "plans", "expects", "may", "should", "could", "will", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Registrant to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others: the risks relating to mineral exploration, development and operations; industry conditions; uncertainty of mineral resource and mineral estimates; the results and assumptions underlying the mineral resource estimate and mineral resource on the Cariboo Gold Project; negative operating cash flows; financing risks and additional financing; the ability of the Registrant to meet its financial obligations as they become due; actual operating cash flows, operating costs, free cash flows, total cash, transaction costs, and administrative costs of the Registrant differing materially from those anticipated; failure to obtain licenses, approvals or permitting in a timely manner (or at all); risks relating to project infrastructure requirements and anticipated processing methods, exploration expenditures differing materially from those anticipated; the expected costs to take the Cariboo Gold Project to a positive construction decision (if at all); changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry risks relating to foreign operations and enforcement of judgements; the potential impact of the Registrant’s projects in local communities and the social acceptability of the projects; risks related to partnership or other joint operations; actual results of current exploration, developing and mining activities; the geology of the Registrant’s properties; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; inability to recruit or retain management and key personnel; adequacy and access to required infrastructure, equipment and supplies; unanticipated environmental impacts on operations; sustainability and environmental impacts of operations at the Registrant’s properties; market prices; operating risks associated with the operations or an expansion of the operations; the focus of the Registrant in the future; the ability of the Registrant to complete its objectives for the Cariboo Gold Project, including the timing and ability, if at all, to advance through the next phase of pre-construction and early works milestones toward construction readiness; future mining activities; cybersecurity threats and technological risks; foreign operations risk; impact of any litigation; risks relating to significant shareholder control; dilution due to future equity financings; fluctuations in precious or base metal prices and currency exchange rates; uncertainty relating to future production and cash resources; anticipated timing of events, developments and milestones at the Registrant's properties; inflation; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Registrant; risks relating to climate change; outbreak of diseases and public health crises; risks relating to any imposition of tariffs or other trade restrictions; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading "Risk Factors"; and other risks, including those risks set out in the continuous disclosure documents of the Registrant, which are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Registrant's issuer profiles.

In addition, Forward-Looking Information in this Form 40-F is based on certain assumptions and involves risks related to the business of the Registrant, including, but  not limited to, interest and exchange rates; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Registrant.

Readers are cautioned not to place undue reliance on Forward-Looking Information. Although the Forward-Looking Information contained in this Form 40-F is based upon what management believes, or believed at the time, to be reasonable assumptions, there can be no assurance actual results will be consistent with such forward-looking information, as there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. Neither the Registrant nor any other person assumes responsibility for the accuracy and completeness of any such Forward Looking Information.

The Registrant does not undertake, and assumes no obligation to update or revise any such Forward Looking Information contained herein to reflect new events or circumstances, except as may be required by securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), and the audit is subject to auditing and independence standards in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) and Public Company Accounting Oversight Board.

Unless otherwise indicated, all dollar amounts in this Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2025, based upon historical rates published by the Bank of Canada was U.S.$1.00 = C$1.37.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

The information incorporated by reference in this Form 40-F uses the terms “mineral resources”, “indicated mineral resources” and “inferred mineral resources” as such terms are defined under Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for all public disclosure a Canadian issuer makes of scientific and technical information concerning mineral projects.

On October 31, 2018, the SEC adopted new mining disclosure rules (“S-K 1300”) that are more closely aligned with current industry and global regulatory practices and standards, including NI 43-101, with which the Registrant complies because it is also a “reporting issuer” under Canadian securities laws. While S-K 1300 is more closely aligned with NI 43-101 than the prior mining disclosure rules of the Securities and Exchange Commission, there are some differences. Accordingly, there is no assurance any mineral resources that the Registrant may report as “indicated mineral resources” and “inferred mineral resources” under NI 43-101 will be the same as the reserve or resource estimates prepared under S-K 1300. Readers should not assume that any part or all of indicated mineral resources or inferred mineral resources will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, readers are cautioned not to assume that any “indicated mineral resources”, or “inferred mineral resources” on the Registrant’s projects are or will be economically or legally mineable. Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, readers are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

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

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Under the Jumpstart Our Business Startups Act (“JOBS Act”), emerging growth companies (as defined in the JOBS Act) are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires an issuer to provide an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in its annual report. The Registrant qualified as an emerging growth company as of December 31, 2025 and, consequently, this Form 40-F does not include an attestation report of the Registrant’s independent auditor on the effectiveness of its internal control over financial reporting.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the year ended December 31, 2025, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Board has determined that David Danziger is an audit committee financial expert and is independent, as that term is defined under the New York Stock Exchange (“NYSE”)  and The Nasdaq Stock Market LLC (“Nasdaq”) listing standards applicable to the Registrant.

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

CODE OF ETHICS

The Registrant has adopted a written Code of Ethics (the “Code”) that is applicable to all employees, third-party, consultants, officers, including the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and directors of the Registrant.

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

The Registrant's Audit and Risk Committee has adopted a pre-approval policy. Under this policy, audit and non-audit services will be presented to the audit and risk committee for pre-approval. The Registrant did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during the year ended December 31, 2025.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information relating to the Registrant's contractual obligations procedures is included under the heading “Note 13. Commitments and Contractual Obligations in the MD&A, which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

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

CORPORATE GOVERNANCE

The Registrant's common shares are listed on the TSX Venture Exchange (“TSXV”) and the NYSE and the Registrant’s common share purchase warrants expiring on May 27, 2027 are listed on TSXV and Nasdaq. The Registrant complies with the corporate governance requirements of the TSXV, NYSE and Nasdaq, as they relate to the Registrant. As a foreign private issuer, the Registrant is permitted, by the NYSE and Nasdaq, not to comply with certain of the NYSE's and Nasdaq’s respective corporate governance rules. A description of the significant ways in which the Registrant's governance practices differ from those followed by domestic companies pursuant to NYSE and Nasdaq standards can be found on the Registrant's website at https://osiskodev.com/about-us/#corporate-governance. Information contained in or otherwise accessible through the Registrant's website does not form part of this Form 40-F, and is not incorporated into this Form 40-F by reference.

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 is included in Exhibit 99.25, incorporated herein.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

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

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibits	Documents

97	Policy of Recovery on Incentive Compensation (Clawback Policy)

99.1	Annual Information Form for the fiscal year ended December 31, 2025

99.2	Consolidated Financial Statements for the years ended December 31, 2025 and 2024 and independent registered public accounting firm’s report thereon

99.3	Management's Discussion and Analysis for the year ended December 31, 2025

99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Carl Pelletier, P. Geo

99.10	Consent of Colin Amanda Fitch, P. Eng.

99.11	Consent of Mathieu Belisle, P. Eng.

99.12	Consent of Katherine Mueller, P. Eng.

99.13	Consent of Sebastian Guido, P. Eng.

99.14	Consent of Paul Gauthier, P. Eng.

99.15	Consent of Philip Clark, P. Eng.

99.16	Consent of Rob Griffith, P. Eng.

99.17	Consent of Éric Lecomte, P. Eng.

99.18	Consent of Nikolay Sidenko, P. Geo.

99.19	Consent of Jean-François Maillé, P. Eng.

99.20	Consent of Tessa Scott, P. Geo.

99.21	Consent of A.J. MacDonald, P. Eng.

99.22	Consent of Yapo Allé-Ando, P. Eng.

99.23	Consent of Rachel Sawyer, P. Eng.

99.24	Consent of Scott Smith, P. Geo.

99.25	Mine Safety Disclosure

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSISKO DEVELOPMENT CORP.

/s/ Alexander Dann
Name:	Alexander Dann
Title:	Chief Financial Officer and VP Finance

Date: March 27, 2026